Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Rent The Runway, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

76010Y103

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76010Y103	Schedule 13G	Page 1 of 4

1	Names of Reporting Persons Jennifer Y. Hyman
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 3,322,758
	6	Shared Voting Power 123,108
	7	Sole Dispositive Power 3,322,758
	8	Shared Dispositive Power 123,108

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,445,866
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 5.4%
12	Type of Reporting Person IN

CUSIP No. 76010Y103	Schedule 13G	Page 2 of 4

ITEM 1. (a)	Name of Issuer:

Rent The Runway, Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

10 Jay Street, Brooklyn, New York 11201

ITEM 2. (a)	Name of Person Filing:

This statement is filed on behalf of Jennifer Y. Hyman (the “Reporting Person”).

(b)	Address or Principal Business Office:

The principal business address of the Reporting Person is c/o Rent The Runway, Inc., 10 Jay Street, Brooklyn, New York 11201.

(c)	Citizenship of each Reporting Person is:

The Reporting Person is a citizen of the United States.

(d)	Title of Class of Securities:

Class A common stock, par value $0.001 per share (“Class A Common Stock”).

(e)	CUSIP Number:

76010Y103

ITEM 3.

Not applicable.

ITEM 4.	Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of Class A Common Stock of the Issuer as of December 31, 2021, based upon 60,098,892 shares of Class A Common Stock outstanding as of December 31, 2021.

CUSIP No. 76010Y103	SCHEDULE 13G	Page 3 of 4

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Jennifer Y. Hyman	3,445,866	5.4%	3,322,758	123,108	3,322,758	123,108

The Reporting Person is the beneficial owner of 3,445,866 shares of Class A Common Stock, which consist of (i) 1,033,555 shares of Class A Common Stock underlying the shares of Class B Common Stock of the Issuer held of record by the Reporting Person that are convertible prior to March 1, 2022; (ii) 123,108 shares of Class A Common Stock underlying the shares of Class B Common Stock of the Issuer held of record by the Reporting Person’s spouse that are convertible prior to March 1, 2022; and (iii) 2,289,203 shares of Class A Common Stock underlying stock options that are exercisable prior to March 1, 2022.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. 76010Y103	SCHEDULE 13G	Page 4 of 4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2022

Jennifer Y. Hyman

/s/ Jennifer Y. Hyman